Shareholder Rebuttal to
Energen Corporation’s
Opposition Statement Regarding Methane Emissions

Name of Registrant:  Miller/Howard Investments, Inc.

Name of Person Relying on Exemption:  Miller/Howard Investments, Inc.

Address of Person Relying on Exemption:  324 Upper Byrdcliffe Road, Woodstock, NY 12498

Proposal on Methane Emissions

This proposal has been filed by Lowell Miller, acting through Miller/Howard Investments, Inc. ("Miller/Howard").  It raises concerns about Energen Corporation’s policies regarding methane emissions from its oil/gas production operations.  Miller/Howard is asking the company to review its policies, actions, and plans to measure, disclose, mitigate, and set quantitative reduction targets for methane emissions.

Methane is the primary component of natural gas and accounts for approximately 9% of total U.S. greenhouse gas (GHG) emissions; by contrast, carbon dioxide accounts for nearly 80% of GHG emissions.  However, methane absorbs and traps heat up to 84 times more than carbon dioxide.1  According to the EPA, methane emissions from the oil and gas industries account for 29% of U.S. methane emissions.2  Methane emissions in this context include intentional and unintentional methane releases from oil and gas production and transportation.

Intentional methane emissions occur primarily from venting, whereby natural gas is released directly into the atmosphere. Venting is particularly detrimental to the climate and to air quality due to methane’s heat-trapping capacity and role as a smog precursor, as well as its other toxic emissions, including benzene and hydrogen sulfide.3

Unintentional/fugitive methane emission sources include emissions from newly producing well heads as well as leaks in pipes, valves, and fittings from both production equipment and transportation infrastructure. Methane may also be released intentionally by equipment design (for example, from pressure relief valves in pipeline systems).

Numerous studies have attempted to quantify the amount of methane released from the oil and gas industry.  However, due to the scale and complexities associated with tracing methane emission sources, the studies have not been able to estimate a broadly applicable leakage rate for the industry.  Identifying individual sources of methane emissions is challenging because it is released from many natural processes; measurement systems must be able to differentiate between methane emitted from natural and fossil fuel sources.  In addition, satellite monitoring/measurement of methane are not possible.

1 http://www.edf.org/climate/methane
2 http://epa.gov/climatechange/ghgemissions/gases/ch4.html
3 http://www.edf.org/climate/methane

Energen Corporation’s opposition statement argues that:

The Corporation argues that its methane emissions are disclosed via existing regulatory programs.  The Company states that a report of the type requested in the proposal would be of limited usefulness to shareholders and management and duplicative of past and ongoing Company and regulatory activities.

Our Rebuttal and Rationale for a YES vote follows:

Implementing the Proposal would allow investors to better assess the Company’s exposure to unnecessary economic loss from leaking gas; regulatory risk (i.e. the Company’s ability to respond quickly and economically to a change in policy), and potential environmental liabilities.  Absent increased disclosure, shareholders are unable to effectively assess fugitive methane risk.  A strong program of measurement, mitigation, and disclosure would indicate a reduction in regulatory and legal risk, as well as efficient operations maximizing gas for sale and shareholder value.

Additionally, providing more comprehensive disclosure is in the interest of the Company, as it provides management the opportunity to explain what their various efforts to address methane emissions accomplish overall – anecdotes and qualitative mentions of participation in voluntary government programs are insufficient.  In its Opposition Statement, Energen states that the company has implemented various technologies.   The company does not offer this information on its website.  The company provides no detail as to how it is measuring and mitigating its methane reduction efforts, apart from the referenced participation in the EPA’s Natural Gas STAR program.  In fact, Energen’s current disclosures regarding air emissions on the “Corporate Social Responsibility” section of its website are outdated.  In its Opposition Statement, Energen states that it “has achieved Gas STAR estimated cumulative methane emission reductions of over 5.2 billion cubic feet through the end of 2013.” As of the date of this filing, information on the company’s site includes the following statement:  “Since 2003, Energen has reduced cumulative methane emissions by more than 2 billion cubic feet.”  This type of inadequate disclosure and reporting exemplifies why investors are seeking quantitative measurement.

Energen states that the “majority” of the company’s methane emissions are disclosed via existing regulatory programs, such as the EPA’s Mandatory Greenhouse Gas Reporting regulations (40CFR Part 98).  However, EPA methodology is biased toward estimates, with minimal real-time measurement and monitoring.  In fact, the EPA’s Greenhouse Gas Reporting Program, which currently requires the largest industrial GHG emitters (8,000) to report their emissions represents only about 50% of all GHG emissions.4

4 http://yosemite.epa.gov/opa/admpress.nsf/d0cf6618525a9efb85257359003fb69d/58d0225b6c4023ea85257d63005ca960!OpenDocument

Miller/Howard is requesting Energen to move forward with real time monitoring and measurement so that leakage reporting is more accurate. Energen should provide updated information on its website and not expect investors to rely on EPA programs to assess how the company is measuring methane emissions.  EPA programs provide no context as to how companies are managing emissions.

Methane-related risks are also omitted from Energen’s 2014 10-K filing, ignoring the current academic evidence and public debate.

More than 822 institutional investors support the CDP’s reporting framework, which solicits information specifically including methane emissions and reduction efforts. According to the CDP’s Carbon Action Initiative, 79% of the 227 responding companies reported emissions-reduction targets in 2014.5  To date, Energen has not responded to the CDP.

We believe that Energen has the responsibility to provide this information to its shareholders in a complete report using quantitative data, including what the Company is currently doing to capture its vented or leaking methane and emissions reduction targets that the Company has going forward.

Conclusion:

Investors have no way to analyze and evaluate the Company’s efforts, without appropriate disclosure.  In order for shareholders to fully evaluate methane risk, we strongly believe the Board of Directors needs to prepare a report to shareholders describing how the Company is managing and will manage methane leakage risk.  In order to be useful, the report should include material quantitative metrics and a discussion of measurement methodology and management systems and policies, including reduction targets.

For all the reasons provided above, we strongly urge you to vote FOR this proposal.

5 https://www.cdp.net/CDPResults/Carbon-action-report-2014.pdf